

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2017

Mark Frohnmayer
President and Chief Executive Officer
Arcimoto, Inc.
544 Blair Boulevard
Eugene, OR 97402

> **Re: Arcimoto, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed September 14, 2017**
> **File No. 024-10710**

Dear Mr. Frohnmayer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to the third paragraph on page F-3. The audit report of DBB McKennon states that its audit was conducted "in accordance with auditing standards generally accepted in the United States. . . ." Form 8-A may be used for concurrent Exchange Act registration to the extent that the audited financial statements are audited in accordance with the standards of the PCAOB. Please have the independent auditor revise its report accordingly. Refer to General Instruction A.(a) to Form 8-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Justin Dobbie

　　　　　　　　　　　　　　　　　　Justin Dobbie
　　　　　　　　　　　　　　　　　　Legal Branch Chief
　　　　　　　　　　　　　　　　　　Office of Transportation and Leisure

cc:　　Andrew Stephenson
　　　　KHLK LLP